UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 19, 2016
Commission File Number: 001-36891

Cellectis S.A.
(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry
75013 Paris, France
+33 1 81 69 16 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated May 19, 2016

Exhibit 99.1

Cellectis S.A. Reports Results from Shareholders’ General Meeting Held on May 17, 2016

NEW YORK--(BUSINESS WIRE)--May 19, 2016--Regulatory News:

Cellectis S.A. Shareholders’ General Meeting (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS - Nasdaq: CLLS) was held on Tuesday, May 17, 2016 in Paris, at its head office.

At the meeting, during which more than 62% of voting rights were exercised, 21 of 22 resolutions were adopted.

Each of the 21 resolutions, adopted in accordance with the recommendation of the board of directors, received more than 75% votes in favor. Resolution No. 22, regarding a capital increase reserved for members of a company savings plan, was rejected in accordance with the recommendation of the board of directors.

The resolutions adopted by Cellectis' shareholders included:

  The approval of the financial statements for the financial year ended December 31, 2015
  The approval of specified related-party agreements
  The reappointment of Mr. Mathieu Simon to the board of directors
  Authorization of a share repurchase plan and authorization of the retirement of the shares acquired through it
  Delegations of authority given to the board of directors to increase share capital up to specified limits
  Resolutions authorizing Cellectis to grant its executive officers, employees, consultants and directors equity compensation up to specified limits

The full results of the vote can be examined on the company’s website (www.cellectis.com).

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
For further information, please contact:
Media contacts
Jennifer Moore, VP Communications
Phone: +1-917-580-1088
email: media@cellectis.com
or
Caitlin Kasunich, KCSA Strategic Communications
Phone: +1-212-896-1241
email: ckasunich@kcsa.com
or
Investor relations contact
Simon Harnest, VP Corporate Strategy and Finance
Phone: +1-646-385-9008
email: simon.harnest@cellectis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)

May 19, 2016	By:	/s/ André Choulika
André Choulika
Chief Executive Officer

5